# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: SIGNET JEWELERS LTD, CIK 0000832988
CUSIP: G81276100
Title of class of securities: Common Shares, par value $0.18 per share
Address of issuer's principal executive offices: Clarendon House, 2 Church Street, Hamilton, Bermuda (D0), HM11
Date of event which requires filing of this statement: 01/02/2026
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Amends the filing with accession number 0001104659-25-018553
Filed by CIK 0001592643
Persons authorized to receive notices and communications: Select Equity Group, L.P., Attn: Tracy Thomas, 380 Lafayette Street, New York, New York (NY), 10003, (212) 475-8335; Willkie Farr & Gallagher LLP, Attn: Michael E. Brandt, 787 Seventh Avenue, New York, New York (NY), 10019, (212) 728-8000

## Reporting persons
- Select Equity Group, L.P. (CIK 0001592643): type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 3,526,069; sole dispositive power 0; shared dispositive power 3,526,069; aggregate amount beneficially owned 3,526,069 (8.7% of the class)
  Comment: Beneficial ownership based on 40,684,442 Common Shares outstanding as of November 28, 2025, as reported on the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on December 5, 2025.
- George S. Loening (CIK 0001632169): type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 3,526,069; sole dispositive power 0; shared dispositive power 3,526,069; aggregate amount beneficially owned 3,526,069 (8.7% of the class)
  Comment: Beneficial ownership based on 40,684,442 Common Shares outstanding as of November 28, 2025, as reported on the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on December 5, 2025.

## Item 1. Security and Issuer
Title of class of securities: Common Shares, par value $0.18 per share
Name of issuer: SIGNET JEWELERS LTD
Address of issuer's principal executive offices: Clarendon House, 2 Church Street, Hamilton, Bermuda (D0), HM11
Comment: This Amendment No. 1 to Schedule 13D (this "Amendment No. 1") is being filed with respect to the Common Shares, par value $0.18 per share (the "Common Shares"), of Signet Jewelers Limited, Inc., a Bermuda limited company (the "Issuer"), to amend the Schedule 13D filed on February 27, 2025 (as amended by this Amendment No. 1, the "Schedule 13D"). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) of the Schedule 13D is hereby amended and restated as follows:

On the date of this Schedule 13D, the Reporting Persons beneficially own an aggregate of 3,526,069 Common Shares held by Select Equity. The Common Shares represent approximately 8.7% of the Issuer's Common Shares outstanding. Calculations of the percentage of Common Shares beneficially owned assumes 40,684,442 Common Shares outstanding as reported in the Issuer's Quarterly Report on Form 10-Q filed on December 5, 2025.
Transactions in the class effected during the past sixty days:
Item 5(c) of the Schedule 13D is hereby amended and restated as follows:

Exhibit 99.1 hereto sets forth all transactions with respect to the Common Shares effected by the funds and managed accounts for which Select Equity is the investment adviser during the past sixty (60) days. All such transactions were effected in the open market, and per share prices exclude any commissions paid in connection with such transactions.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Schedule 13D is amended to reflect the following:

99.1 Transactions of Common Shares.

## Signatures
- Select Equity Group, L.P.: By: Select Equity GP, LLC, its GeneralPartner, By: /s/ George S. Loening, George S. Loening, Managing Member (01/06/2026)
- George S. Loening: /s/ George S. Loening, George S. Loening, an individual (01/06/2026)